Exhibit 99.1

Medigus: Polyrizon to Test its Product Candidate for Protection Against the Highly Transmissible Corona Virus Omicron Variant

In recent pre-clinical studies, Polyrizon products demonstrated a great potential in preventing human coronavirus 229E and Influenza Virus H1N1 from interacting with epithelial host cells and by inhibiting cells’ death

Tel Aviv, Israel, December XX, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Polyrizon Ltd., a privately held company which Medigus owns 35.86% of its share capital, will evaluate the viral infection prophylaxis effect of its innovative product candidate against the Omicron variant of the coronavirus (lineage B.1.1.529), in-vitro. This study follows recent pre-clinical studies showed strong potential against human coronavirus 229E and influenza virus infection.

The Omicron variant is rapidly spreading a variant of SARS-CoV-2, demonstrating an unusually high number of novel mutations, affecting the spike protein targeted by most COVID-19 vaccines and classified as a Variant of Concern (VOC) by the center for disease control and prevention (CDC).

Polyrizon is planning to assess the protection effect of its Capture and Contain (C&C™) platform against the recently reported emerged variant. The study is planned to begin in Q1 2022 in collaboration with Prof. Fabio Sonvico from the Department of Food and Drug Science of Parma University, Italy.

The frequently emerging new highly contagious COVID-19 variants highlights the need for prevention solutions to reduce the infection and transmission of these viruses. Polyrizon’s C&C™ platform is a prevention-focused approach that when combined with vaccination, social distancing, hygiene practices and mask usage should further decrease the risk of infection.

In an ongoing pre-clinical studies Polyrizon product is tested for Protection against the high transmissible corona viruses, the Delta variant lineage B.1.617.2 and the Gamma variant lineage P.1.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. More specifically, Medigus uses forward looking statements when describing Polyrizon’s upcoming study in connection with the Omicron variant.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the Securities and Exchange Commission. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com